UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                   FORM 15

   Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                                          Commission File Number:  1-1098
                                                                  -------
                  C O L U M B I A  E N E R G Y  G R O U P
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           (Exact name of registrant as specified in its charter)

                       13880 Dulles Corner Lane
                       Herndon, VA 20171
                       (703) 561-6000
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   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                   Common Stock, par value $0.01 per share
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          (Title of each class of securities covered by this Form)

                                 Debentures
                  6.39% Series A due November 28, 2000
                  6.61% Series B due November 28, 2002
                  6.80% Series C due November 28, 2005
                  7.05% Series D due November 28, 2007
                  7.32% Series E due November 28, 2010
                  7.42% Series F due November 28, 2015
                  7.62% Series G due November 28, 2025
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   (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

   Rule 12g-4(a)(1)(i)      |X|       Rule 12h-3(b)(1)(ii)     |_|
   Rule 12g-4(a)(1)(ii)     |_|       Rule 12h-3(b)(2)(i)      |_|
   Rule 12g-4(a)(2)(i)      |_|       Rule 12h-3(b)(2)(ii)     |_|
   Rule 12g-4(a)(2)(ii)     |_|       Rule 15d-6               |_|
   Rule 12h-3(b)(1)(i)      |X|

        Approximate number of holders of record as of the certification
   or notice date:     1





        Pursuant to the requirements of the Securities Exchange Act of 1934, Columbia Energy Group has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


                                      COLUMBIA ENERGY GROUP



   DATE:  November 1, 2000            By:  /s/ Stephen P. Adik
                                           ----------------------------
                                      Name:  Stephen P. Adik
                                      Title:  Vice Chairman